Exhibit 1

January 28, 2013

Dear Fellow Shareholder,

You are cordially invited to attend the Elbit Systems Ltd. Extraordinary Shareholders’ General Meeting to be held at 3:00 p.m. local time on Tuesday, March 5, 2013, at our offices at the Advanced Technology Center, Haifa, Israel.

The agenda of the meeting and the proposal to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote “FOR” the proposal as specified in the enclosed proxy card.

We look forward to greeting all the shareholders who attend the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience, please complete, date and sign the enclosed proxy card and return it promptly in the provided pre-addressed envelope so that it is received at least 24 hours before the meeting.

Thank you for your cooperation.

Very truly yours,

MICHAEL FEDERMANN
Chairman of the Board of Directors

JOSEPH ACKERMAN
President and Chief Executive Officer

ELBIT SYSTEMS LTD.

NOTICE OF AN EXTRAORDINARY SHAREHOLDERS’ GENERAL MEETING

Haifa, Israel
January 28, 2013

This is notice that the Extraordinary Shareholders’ General Meeting (the "Meeting") of Elbit Systems Ltd. (the "Company") will be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Tuesday, March 5, 2013, at 3:00 p.m. local time.

It is proposed at the Meeting to adopt a resolution to re-elect Dr. Yehoshua Gleitman for an additional three-year term as an External Director, until March 4, 2016.

Further details with respect to the proposed resolution are included in the accompanying proxy statement ("Proxy Statement").

In order to re-elect Dr. Gleitman to an additional three–year term as an External Director, a majority of the votes properly cast at the Meeting either in person or by proxy is required, provided that:

(i)
the above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the Company and shareholders who do not have a "personal interest" (as defined in the Proxy Statement) in the approval of the resolution (other than a personal interest which is not the result of such shareholders' relations with a controlling shareholder) who participate in the vote, in person or by proxy (abstentions will not be taken into account); or

(ii)	the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.

Each shareholder who attends the Meeting in person or by proxy will advise the Company or indicate in the proxy card, as the case may be, whether or not that shareholder is a controlling shareholder and has a personal interest in the approval of the resolution.  Failure to advise or indicate as detailed above will render the respective Shares ineligible to be voted.

Only shareholders of record at the close of business on February 4, 2013 (the "Record Date") are entitled to receive notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the "TASE"), is required to prove his or her share ownership in order to vote at the Meeting. Such shareholder will provide the Company with an ownership certificate (as of the Record Date) from that TASE member. Each such shareholder is entitled to receive the ownership certificate at the branch of the TASE member or by mail to his or her address (in consideration of mailing fees only), if the shareholder so requests. Such a request must be made in advance for a particular securities account.

A shareholder may attend the Meeting and vote in person or appoint a proxy to participate and vote on his or her behalf at the Meeting (subject to the provisions of the Company's articles of association). An appointment of a proxy must be in writing, signed by the shareholder and delivered to the Company's registered office at least twenty-four (24) hours before the Meeting.

In addition, shareholders who are unable to attend the Meeting in person may vote with respect to the item on the Meeting's agenda by means of a proxy card that is attached to the accompanying Proxy Statement. These shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least twenty-four (24) hours before the Meeting, i.e., by March 4, 2013 at 3:00 p.m. local time. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Shareholders are permitted to express their position on the proposal on the agenda of this Meeting by submitting a written statement (the "Position Statement"), through the Company, to the other shareholders. Position Statements should be submitted no later than February 14, 2013 to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 31053 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary.

A form of the proxy card and a copy of each Position Statement submitted (if submitted) will be available to the public on the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, on the website of the TASE at www.tase.co.il, and also on the website of the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov. A shareholder may apply to the Company directly in order to receive a copy of the proxy card and any Position Statement submitted (if submitted).

A shareholder, whose shares are registered with a TASE member, is entitled to receive from the TASE member who holds the shares on the shareholder's behalf, by email, for no charge, a link to the text of the proxy card and to any Position Statements posted on the Israel Securities Authority website, unless the shareholder notified the TASE member that the shareholder is not so interested, provided that the notice was provided with respect to a particular securities account prior to the Record Date.

A copy of the accompanying Proxy Statement which includes the full version of the proposed resolution, may be reviewed at the Company's offices at the Advanced Technology Center, Haifa, Israel, after coordinating in advance with the Corporate Secretary (Tel: 972 4 8316632) between 9:00 a.m. and 4:00 p.m. Israel time, Sunday – Thursday and may also be reviewed at the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il, at the website of the TASE at www.tase.co.il, and at the website of the SEC at www.sec.gov.

By Order of the Board of Directors,

MICHAEL FEDERMANN
Chairman of the Board of Directors

JOSEPH ACKERMAN
President and Chief Executive Officer

- ii -

ELBIT SYSTEMS LTD.
Advanced Technology Center
P.O. Box 539
Haifa 31053, Israel

PROXY STATEMENT

This Proxy Statement is provided to the holders of ordinary shares, NIS 1.00 nominal value per share (the "Shares"), of Elbit Systems Ltd. (the "Company" or "Elbit Systems"), in connection with the Board of Directors' solicitation of proxies for use at the Shareholders' Extraordinary General Meeting to be held at the Company's offices at the Advanced Technology Center, Haifa, Israel, on Tuesday, March 5, 2013 at 3:00 p.m. Israel time (the "Meeting"), or at any adjournment of the Meeting, as specified in the accompanying Notice of Shareholders' Extraordinary General Meeting.

It is proposed that at the Meeting, the shareholders adopt a resolution to re-elect Dr. Yehoshua Gleitman to an additional three–year term as an External Director.

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on February 4, 2013 have the right to receive notice and to vote at the Meeting. Distribution of the Proxy Statement will be made following the record date.

On January 21, 2013, the Company had 41,895,466 Shares outstanding, each giving a right of one vote for the matter to be presented at the Meeting. (This amount does not include 1,408,921 Shares held by the Company as treasury shares). No less than two shareholders present in person or by proxy, and holding at least one-third of the outstanding Shares, will constitute a quorum at the Meeting.

If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders holding in the aggregate, at least ten percent (10%) of the outstanding Shares, are present in person or by proxy.

Joint holders of Shares should note that according to the Company's Articles of Association the vote, whether in person or by proxy, of the senior of any joint holders of any voted Share will be accepted over vote(s) of the other joint holders of that Share. For this purpose seniority will be determined by the order the joint holders' names appear in the Company's Register of Shareholders.

In order to re-elect Dr. Gleitman to an additional three–year term as an External Director a majority of the votes properly cast at the Meeting either in person or by proxy is required, provided that:

(i)
such majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company and shareholders who do not have a "personal interest" (as defined below) in the approval of the resolution (other than a personal interest which is not the result of such shareholders' relations with a controlling shareholder) who participate in the vote, in person or by proxy (abstentions will not be taken into account); or

(ii)	the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.

Each shareholder who attends the Meeting in person or by proxy will advise the Company or indicate in the proxy card, as the case may be, whether or not that shareholder is a controlling shareholder and has a "personal interest" in the approval of the resolution. Failure to advise or indicate as described above will render the respective Shares ineligible to be voted.

Under the Companies Law, a "personal interest" means a personal interest of a person in the respective action or transaction of a company, including:

(i)	a personal interest of that person’s spouse, brother or sister, parent, grandparent, child, such persons spouse's child, brother, sister or parent or the spouse of any of the above ("Relatives"); and

(ii)	a personal interest of another entity in which that person or any of his or her Relatives either:

(a)	holds 5% or more of such entity’s issued share capital or voting rights;

(b)	has the right to appoint a director to such entity’s board of directors or the chief executive officer thereof; or

(c)	is a member of such entity's board of directors or serves as the chief executive officer thereof, but excluding a personal interest resulting merely from holding such company’s shares.

In addition, under the Companies Law, in case of a person voting by proxy for another person, a "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

VOTING BY PROXY

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. Shareholders may revoke any proxy card prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy card of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy card must be received by the Company at least 24 hours before the Meeting.

Proxy cards are being mailed to shareholders on or about February 8, 2013, and will be solicited primarily by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.

This Proxy Statement and the accompanying proxy card also constitute a "voting deed" (Ktav Hatzba’a) for the purpose of Regulation 3(c) of the Israeli Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel) - 2000.

POSITION STATEMENTS

Shareholders are permitted to express their position on the proposal on the agenda of this Meeting by submitting a written statement (a "Position Statement"), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 31053 Israel, to the attention of Mrs. Ronit Zmiri, Corporate Secretary, no later than February 14, 2013. Reasonable costs incurred by the Company in dealing with a Position Statement will be borne by the submitting shareholder.

BENEFICIAL OWNERSHIP OF SECURITIES BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of January 21, 2013, to the best of the Company's knowledge, the number of Shares(1) owned by (i) all shareholders known by the Company to own 5% or more of the Company's Shares and (ii) all directors and officers of the Company as a group.

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	19,580,142		46.74%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458	(3)	9.16%

All officers and directors as a group (29 persons)	196,759	(4)	0.47%

(1)	The total number of Shares excludes 1,408,921 Shares held by Elbit Systems as treasury shares.

(2)
Federmann Enterprises Ltd. ("FEL") owns Shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft ("Heris") which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. ("BFL"). BFL is controlled by Beit Bella Ltd. ("BBL") and Beit Yekutiel Ltd. ("BYL"). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of Shares owned by Heris and FEL.

As of January 21, 2013, 4,655,448 Shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL's purchase in 2004 of Shares from Elron Electronics Industries Ltd. as well as to guarantee an increase of the loan provided to FEL according to an April 2007 amendment to the loan agreement. In addition, 2,175,000 Shares held by FEL were pledged in favor of Bank Hapoalim BM in connection with FEL's purchase in 2006 from Koor Industries Ltd. of 2,350,000 Shares.

(3)	The amount of Shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)
This amount does not include (i) any Shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above and (ii) 295,643 Shares underlying options that are currently exercisable or that will become exercisable within 60 days of January 21, 2013. A portion of the underlying options are "phantom options" or "cashless" options that have been calculated based on Elbit Systems' January 21, 2013 closing Share price on TASE of $38.01.

DIRECTOR INDEPENDENCE CRITERIA AND
CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Under the Nasdaq Marketplace Rules that are applicable to the Company, a majority of the members of the Board must meet certain independence criteria. All of the members of the Audit Committee of the Board (the "Audit Committee") must meet certain independence criteria as well. In addition, in accordance with the Nasdaq Marketplace Rules, the Company's Corporate Governance and Nominating Committee of the Board (the "Corporate Governance and Nominating Committee"), consisting in its entirety of Directors meeting the independence criteria for directors as defined by Nasdaq, among other functions of the Committee, makes recommendations to the Board of qualified candidates for election or appointment to the Board.

Four of the current members of the Board (Messrs. Arad, Asheri and Ne'eman and an External Director, Mrs. Rabin), meet the board of directors' independence criteria under the applicable Nasdaq Marketplace Rules for independent directors and audit committee members. The Corporate Governance and Nominating Committee of the Board and the Board as a whole has determined that the proposed nominee, Dr. Yehoshua Gleitman, meets the independence criteria under the applicable Nasdaq Marketplace Rules.

In addition, pursuant to the Companies Law, a majority of the members of the Audit Committee must qualify as "Independent Directors" in accordance with the criteria of the Companies Law.

Three of the continuing members of the Board (Messrs. Arad and Ne'eman and Mrs. Rabin, an External Director), meet the criteria of "Independent Director" under the Companies Law. The Corporate Governance and Nominating Committee of the Board and the Board as a whole has determined that the proposed nominee, Dr. Yehoshua Gleitman, meets the independence criteria for External Directors under the Companies Law.

RE-ELECTION OF DR. GLEITMAN TO SERVE AN ADDITIONAL THREE-YEAR TERM AS AN EXTERNAL DIRECTOR

Under the Companies Law:

(1)
 (a)   Each Israeli public company is required to appoint at least two External Directors. Among other requirements, a person may serve as an External Director if that person and each of that person’s relatives, partners and employers, or any person to whom he or she is subordinated (directly or indirectly), or any entity controlled by that person, did not have, at any time during the two (2) years preceding that person's appointment as an External Director, any affiliation (as defined in the Companies Law) with either the applicable company, the entities controlling the company, a relative of the controlling shareholder or the entities controlled by the company or by the company’s controlling shareholders.

(b)           In addition, a person may not serve as an External Director if that person or that person's relative, partner, employer, any person to whom he or she is subordinated (directly or indirectly), or any entity controlled by that person, has business or professional relationships with an entity with which an affiliation is prohibited (as stated in the Companies Law), even if such relationship is not on a regular basis (other than negligible relationship). Furthermore, a person who received compensation for his or her service as a director of the respective company, other than the permitted compensation for an External Director under the Companies Law, may not serve as an External Director of that company.

(c)            In addition, a person may serve as an External Director if and so long as no conflict of interest exists or may exist between his or her responsibilities as a member of the board of directors of the respective company and his or her other positions or business activities and so long as such positions or business activities do not impair his or her ability to serve as a director. External Directors serve for a three-year term following which they may stand for re-election to two additional terms of three years each, provided that, with respect to the third term of three years, the articles of association of the relevant company allow it. At an Extraordinary General Meeting of Shareholders held in March 2008, an amendment to the Company's Articles of Association was approved, allowing the election of External Directors of the Company for up to three terms of service of three years each.

(2)
Any committee of the Board must include at least one External Director, and all External Directors must be members of the Audit Committee, the Financial Statements Review Committee and the Compensation Committee.

(3)
In general, at least one External Director must have “accounting and financial expertise”, and the other External Director(s) must have “professional competence”. Under the regulations of the Companies Law, a director has "financial and accounting expertise" if he or she, based on his or her education, experience and qualifications, is highly skilled in respect of, and understands, business and accounting matters and financial statements, in a manner that enables him or her to have an in-depth understanding of the company’s financial statements and to stimulate discussion in respect of the manner in which the financial data is presented. The evaluation of the accounting and financial skill of a director is to be made by the board of directors taking into account the parameters specified under the Companies Law. A director has "professional competence" if he or she has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company's business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in public service or in the field of the company’s business. The evaluation of the professional competence of a director is to be made by the board of directors.

Dr. Yehoshua Gleitman and Mrs. Dalia Rabin currently serve as the Company's External Directors. Dr Gleitman has served as an External Director since March 2010 and his term of office as an External Director expires in March 2013. The term of office of Mrs. Rabin expires in November 2013. Dr. Gleitman is considered by the Board of Directors to have accounting and financial expertise, and Mrs. Dalia Rabin is considered by the Board to have professional competence.

The Companies Law requires that a person will not be elected and will not serve as a director, including as an External Director, in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her director position in the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders meeting of a company whose shares are publicly traded, at which the appointment of a director, including an External Director, is to be considered, will not be convened unless the nominee has declared to the company that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided, and in case such nominee is an External Director – such nominee has also declared that he or she complies with the applicable independence criteria under the Companies Law to serve as an External Director. Dr Gleitman, the proposed nominee, has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as an External Director, detailing his applicable qualifications and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board.

In addition, the Corporate Governance and Nominating Committee has determined that Dr Gleitman meets the applicable criteria for External Directors under the Companies Law and that, as mentioned above under "DIRECTOR INDEPENDENCE CRITERIA AND CORPORATE GOVERNANCE AND NOMINATING COMMITTEE" he also meets the board of directors' independence criteria under the applicable Nasdaq Marketplace Rules. The Corporate Governance Nominating Committee recommended to the Board that Dr. Gleitman be nominated for re-election as an External Director for an additional three-year period.

The Board has approved the recommendation of the Corporate Governance and Nominating Committee and determined that Dr Gleitman meets the applicable criteria for External Directors under the Companies Law as well as the directors' independence criteria under the applicable Nasdaq Marketplace Rules.

If elected for an additional term as an External Director, Dr. Gleitman will hold office for a three-year period until and including March 4, 2016, unless his office is vacated earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association. If for any reason Dr. Gleitman should be unable to serve, another person will be elected in accordance with applicable law.

In accordance with the approval of the Company's shareholders at an Extraordinary General Shareholders Meeting held in 2008, and so long as said resolution has not been replaced or revoked by a Shareholders' General Meeting, the External Directors and other such "independent" Directors are and will be entitled to an annual fee of NIS 114,775, equal to approximately $30,705 and a per meeting fee of 2,525 NIS, equal to approximately $675, which reflect the fees levels approved at the 2008 Shareholders' Extraordinary General Meeting linked to the Israeli consumer price index. The External Directors and other such independent directors are prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an External Director, independent Director or otherwise. If re-elected for an additional term as an External Director, Dr. Gleitman will be entitled to receive from the Company fees as described above.

In addition, if re-elected for an additional term as an External Director, Dr. Gleitman will also be covered by any directors and officers (D&O) liability insurance in effect as of the date of his election and thereafter purchased by the Company from time to time in accordance with the "Framework Resolution" approved by the Company's shareholders at the Shareholders' Annual General Meeting held in August 2009.

If elected for an additional term as an External Director, Dr. Gleitman will continue to be covered by the indemnification letter granted to him by the Company in accordance with the resolution adopted at the Shareholders Annual General Meeting held in November 2011.

Background information regarding Dr. Yehoshua Gleitman, who is 62 on the date of this Proxy Statement, is as follows:

Dr. Yehoshua (Shuki) Gleitman has served as the managing partner of Platinum VC since 2001. He currently serves as chairman of the board of directors of Capital Point Ltd. and is a director of Teuza – A Fairchild Technology Venture Ltd. From 2000 until 2005, he was the chief executive officer and a director of SFKT Ltd. From 1997 until 1999, Dr. Gleitman was the chief executive officer of Ampal-American Israel Corporation. Prior to that he served in various senior management positions in the Israeli Government and in Israeli industry, including as director general and chief scientist of the Israel Ministry of Industry and Trade, chairman of the U.S.-Israel Industrial R&D Foundation, joint chairman of the U.S.-Israel Science and Technology Commission, managing director of AIMS Ltd., vice president and general manager of Elop Electro-Optic Industries Ltd.’s ("Elop") marine and aerial operations and head of the Laser Branch of the Israel Ministry of Defense. Dr. Gleitman serves as the honorary consul general of Singapore to Israel, is chairman of the executive board of Holon Institute of Technology and is a member of the executive board of Tel-Aviv University. Dr. Gleitman holds bachelor of science, master of science and PhD degrees in physical chemistry from the Hebrew University. Dr. Gleitman currently serves as an External Director, chairman of the Audit Committee and the Financial Statements Review Committee and as member of the Compensation Committee and of the Corporate Governance and Nominating Committee. He is considered by the Board to have accounting and financial expertise under the Companies Law.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Dr. Yehoshua Gleitman be elected as an External Director of the Company for an additional three-year term commencing on the close of this Shareholders' Extraordinary General Meeting and ending on March 4, 2016, inclusive.”

The Board of Directors recommends a vote FOR approval of this resolution.

By Order of the Board

MICHAEL FEDERMANN
Chairman of the Board of Directors

JOSEPH ACKERMAN
President and Chief Executive Officer

Date: January 28, 2013

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINAY SHAREHOLDERS'
GENERAL MEETING

The following questions and answers summarize the major issues to be discussed at the Extraordinary Shareholders' General Meeting. For a more complete description of the issues please see the accompanying Proxy Statement.

Q:	When and where is the Meeting?

A:	The Meeting will take place at 3:00 p.m. local time, on Tuesday, March 5, 2013, at the Company's offices at the Advanced Technology Center, Haifa, Israel.

Q:	What is the record date for the Meeting?

A:	The record date is February 4, 2013, and all shareholders holding shares at the close of business on February 4, 2013 will be entitled to receive notice of and to vote at the Meeting.

Q:	What is the proposal to be voted on at the Meeting?

A:	The proposal to be voted on is the re-election of Dr. Yehoshua Gleitman for an additional three-year term as an External Director.

Q:	Why is it necessary to elect an External Director at this time?

A:
Under Israeli law, a publicly traded company such as the Company is required to have two External Directors who meet the independence criteria specified in the Israeli Companies Law and who are elected by the required majority at a general shareholders meeting. The term of Dr. Yehoshua Gleitman, who serves as one of the Company's External Directors as of March 2010, expires in March 2013.

Q:	Does the Company and its Board of Directors support the proposal to be voted on at the Meeting?

A:	Yes.

Q:	What voting majority is required to approve the proposal?

A:	In order to approve the proposal a majority of the votes properly cast at the Meeting, either in person or by proxy, is required provided that:

(i)
the above majority must include a majority of the total votes of shareholders who are not controlling shareholders of the Company and shareholders who do not have a "personal interest" (for the definition of "personal interest" see the Proxy Statement) in the approval of the resolution (other than a personal interest which is not the result of such shareholders' relations with a controlling shareholder) who participate in the vote, in person or by proxy (abstentions will not be taken into account); or

(ii)	the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company’s total voting rights.

Q:	What do I need to do now?

A:
With respect to the proposal  under the Proxy Statement, just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible. So that your shares will be represented at the Meeting, the signed proxy card must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy card but do not indicate how you want to vote, your proxy will be counted as a vote for the proposal.

Q:	What do I do if I want to change my vote?

A:
Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting, or attend the Meeting in person and vote.

Q:	If my shares are held in "street name" by my broker, a bank or other representative, will my representative vote my shares for me?

A:
If you hold your shares through a broker, bank or other representative, generally the broker or other representative may only vote the shares it holds for you in accordance with your instructions. However, if the broker or other representative does not receive your instructions in time, it may vote on certain types of matters for which it has discretionary authority.

Q:	Who can help answer my questions?

A
For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Ronit Zmiri, the Company's Corporate Secretary, at the Company's offices in Haifa, Israel, telephone +972-4-8316632.